CORRESP

[ logo omitted ]

300 Atlantic Street, Suite 702
Stamford, CT 06901
Office (203) 327-7050
Fax (203) 323-0461

VIA EDGAR

December 19, 2007

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Clean Diesel Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended September 30, 2007
File Nos. 0-27432 and 001-33710

Dear Mr. Decker:

Clean Diesel Technologies, Inc. (“CDT,” “we,” “us,” “our” or the “Company”) is submitting this letter in response to your comment letter of November 16, 2007 with respect to the above-referenced filings of our annual report on Form 10-K and our quarterly report on Form 10-Q.  For your convenience, the text of your comments has been reproduced below.  Page numbers in our responses refer to the page numbers in the respective filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.
Where a comment below requests additional disclosures or other revision to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

We have responded to each of the Staff’s comments and provided any supplemental information that has been requested.  We note that our revisions should be included in our future filings.

United States Securities and Exchange Commission
December 19, 2007

Financial Statements

Consolidated Statements of Operations, page 31

2.
Please separately present cost of revenue for each revenue category.  Refer to Rule 5-03(b)(2) of Regulation S-X.  Correspondingly, please separately discuss the cost of revenue and gross profit amounts associated with each of these categories in MD&A.

Response:

We have referred to Rule 5-03(b)(2) of Regulation S-X.  In future filings, we will separately present the cost of revenue for each revenue category on our Statements of Operations and discuss the cost of revenue and gross profit amounts associated with each of these categories in MD&A.  Our disclosures would include the following:

On the Consolidated Statements of Operations:

(in thousands)
	For the years ended December 31,
Revenue:	2006	2005
Product sales	$860	$760
Technology licensing fees and royalties	74	47
Consulting and other	189	5
Total revenue	1,123	812

Costs and expenses:
Cost of revenue – product sales	612	471
Cost of revenue – licensing fees and royalties	─	─
Cost of revenue – consulting and other	46	─
Selling, general and administrative	5,278	4,963
Research and development	510	439
Patent amortization and other expense	235	170
Operating costs and expenses	6,681	6,043

Within MD&A Results of Operations:

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue was $1,123,000 in 2006 compared to $812,000 in 2005, an increase of $311,000, or 38.3%, reflecting increases in all of our revenue sources.  Operating revenue for the year ended December 31, 2006 consisted of approximately 76.6% in product sales, 6.6% in technology licensing fees and royalties and 16.8% in consulting and other revenue.  Operating revenue for the year ended December 31, 2005 consisted of approximately 93.6% in product sales, 5.8% in technology licensing fees and royalties and 0.6% in consulting and other revenue.

Product sales increased $100,000, or 13.2%, to $860,000 in 2006 from to $760,000 in 2005.  Product sales include our Platinum Plus fuel-borne catalyst and hardware and compared to 2005, reflect an $180,000, or 43.7%, increase in our Platinum Plus fuel-borne catalyst sales offset by an $80,000, or 22.8%, decrease in hardware sales.  The increase in product sales is primarily due to higher demand for our Platinum Plus fuel-borne catalyst attributable to the benefits of cleaner burning engines, along with improved fuel economy, sought by end users and an increase in our ARIS advanced reagent injector and dosing systems for selective catalytic reduction, partially offset by a decline in installations of our Platinum Plus Purifier Systems.  License fees and royalty revenue was $74,000 in 2006 compared to $47,000 in 2005, an increase of $27,000, or 57.4%, primarily due to royalty payments related to our ARIS technology.  Consulting and other revenue was $189,000 in 2006 compared to $5,000 in 2005, an increase of $184,000.  The increase in consulting and other revenue is attributable to consulting services we performed in 2006.  From time to time, we perform technical consulting services on behalf of existing and prospective customers.

United States Securities and Exchange Commission
December 19, 2007

Total cost of revenue was $658,000 for the year ended December 31, 2006 compared to $471,000 for the year ended December 31, 2005, an increase of $187,000, or 39.7%, attributable to higher costs and sales volume in 2006 compared to 2005.  Total gross profit as a percentage of revenue was 41.4% and 42.0% for the years ended December 31, 2006 and 2005, respectively.

Our cost of product sales in 2006 was $612,000 compared to $471,000 in 2005, an increase of $141,000 attributable primarily to higher platinum costs included in our fuel-borne catalyst and higher hardware installation costs.  Gross margin for product sales in 2006 was $248,000, or 28.8% of product sales, compared to $289,000 in 2005, or 38.0% of product sales, with the decline due to the higher costs in 2006.  Our cost of license fee and royalty revenue was zero resulting in $74,000 gross margin.  Our cost of other revenue, consisting primarily of consultant labor and incremental travel-related costs, was $46,000, resulting in consulting and other gross margin of $143,000.

Our cost of revenue – product sales includes the costs we incur to formulate our finished products into salable form for our customers, including material costs, labor and processing costs charged to us by our outsourced blenders, installers and other vendors, packaging costs incurred by our outsourced suppliers, freight costs to customers and inbound freight charges from our suppliers.  Our inventory is primarily maintained off-site by our outsourced suppliers.  To date, our purchasing, receiving, inspection and internal transfer costs have been insignificant and have been included in cost of revenue – product sales.  In addition, the costs of our warehouse of approximately $20,000 per year are included in selling, general and administrative expenses.  Our gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like us exclude a portion of them from gross margin, including them instead within operating expenses.  Cost of revenue – consulting and other includes incremental out of pocket costs to provide consulting services.  Cost of revenue – licensing fees and royalties is zero as there are no incremental costs associated with the revenue.

Notes to the Financial Statements

Note 2.  Significant Accounting Policies, page 34

General

3.
Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenue line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response:

Please see the tables in Note 2 on Page 38 under “Selling, General and Administrative Expenses” and within MD&A under “Results of Operations” on Page 24.  We will continue to identify and discuss significant amounts included and changes in the composition of our selling, administrative and selling expenses.

United States Securities and Exchange Commission
December 19, 2007

In future filings within our Significant Accounting Policies footnote (Note 2 of our Form 10-K), we will add disclosure under the heading “Cost of Revenue” as follows:

Our cost of revenue – product sales includes the costs we incur to formulate our finished products into salable form for our customers, including material costs, labor and processing costs charged to us by our outsourced blenders, installers and other vendors, packaging costs incurred by our outsourced suppliers, freight costs to customers and inbound freight charges from our suppliers.  Our inventory is primarily maintained off-site by our outsourced suppliers.  To date, our purchasing, receiving, inspection and internal transfer costs have been insignificant and have been included in cost of revenue – product sales.  In addition, the costs of our warehouse of approximately $20,000 per year are included in selling, general and administrative expenses.  Cost of revenue – consulting and other includes incremental out of pocket costs to provide consulting services.  Cost of revenue – licensing fees and royalties is zero as there are no incremental costs associated with the revenue.

4.
If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9.  Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response:

This Comment is noted.  We do not pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers.

Revenue Recognition, page 35

5.
Please expand your disclosure to discuss your revenue recognition policy related to nonrefundable up-front license fees.  Your disclosures in note 10 indicated that in certain arrangements you recognize the revenue related to these fees upon receiving payment.  Please address how your accounting of these fees complies with the guidance provided in question 5 of SAB Topic 13:A.

Response:

We have considered the guidance provided by Staff Accounting Bulletin No. 104 at Topic 13.A.3(d) License Fee Revenue, Topic 13.A.3(f) Nonrefundable Up-front Fees (SAB Topic 13:A Question 5) and Topic 13.A.3(g) Deliverables within an Arrangement, among other guidance.  We will expand our disclosure to discuss our revenue recognition policy related to nonrefundable up-front license fees and address how our accounting of these fees complies with the guidance provided by SAB Topic 13.A. as follows:

Generally, our license agreements are non-exclusive and specify the geographic territories and classes of diesel engines covered, such as on-road vehicles, off-road vehicles, construction, stationary engines, marine and railroad engines.  At the time of the execution of our license agreement, we convey the right to the licensee to use our patented technologies.  The up-front fees are not subject to refund or adjustment.  We recognize the license fee as revenue at the inception of the license agreement when we have reasonable assurance that the technologies transferred have been accepted by the licensee and the license fee will be collected (that it is realizable).  The nonrefundable up-front fee is in exchange for the culmination of the earnings process as the Company has accomplished what it must do to be entitled to the benefits represented by the revenue.  Under our license agreements, there is no significant obligation for future performance required of the Company.  Each licensee must determine if the rights to our patented technologies are usable for their business purposes and must determine the means of use without further involvement by the Company.  In most cases, licensees must make additional investments to enable the capabilities of our patents, including significant engineering, sourcing of and assembly of multiple components.  In accordance with accounting principles generally accepted in the U.S. and SAB 104 Topic 13.A.3(g), our obligation to defend valid patents does not represent an additional deliverable to which a portion of an arrangement fee should be allocated.  Defending the patents is generally consistent with our representation in the license agreement that such patents are legal and valid.

United States Securities and Exchange Commission
December 19, 2007

For your reference, we note that to date, one technology license agreement executed in 2004 was on a “try before you buy” basis and that fee was not recognized as revenue until (1) after the customer accepted the technology for a specific application and (2) further, on a cash basis because of questionable credit worthiness of the licensee.

Note 6.  Stockholders’ Equity

Issuance of Common Shares, page 40

6.
You state that you will issue warrants to purchase 837,994 shares of your common stock at an exercise price of $1.6875 per share to the placement agent as additional compensation for its services.  Please also disclose how you accounted for these warrants in accordance with paragraphs 5 through 8 of SFAS 123(R) and EITF 96-18.  You should disclose the value of the warrants, including the significant estimates and assumptions you used to arrive at this value.

Response:

Please note that the placement agent subsequently agreed to a lower number of warrants (702,710 on a pre-reverse split basis).  These warrants were issued in connection with an equity transaction and, as such, SFAS 123(R) and EITF 96-18 do not apply.  We will add the following disclosure:

The computed fair value of the placement agent’s warrants was approximately $1,003,000 and was estimated using the Black-Scholes option pricing model with the following assumptions:  five year expected term, 4.65% risk-free interest rate, 104.7% expected volatility and 0% dividend yield.  There was no accounting impact on our financial statements because the fair value chargeable to stockholders’ equity was fully offset by the corresponding credit to stockholders’ equity.

Note 12.  Geographic Information, page 47

7.	Please also provide the geographic information regarding your assets as required by paragraph 38(b) of SFAS 131.

Response:

We believe that we had provided sufficient information in the text of the footnote for a reader to derive the amount of our foreign patent amounts; however, to enhance our disclosure in future filings, we will provide the geographical information regarding our assets in tabular form.

Item 9A.  Controls and Procedures, page 48

8.
Please disclose changes in your internal controls over financial reporting which occurred during the last fiscal quarter instead of referring to changes that occurred subsequent to the quarter that materially affected or is reasonably likely to materially affect your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

United States Securities and Exchange Commission
December 19, 2007

Response:

We have modified the disclosure to avoid reference to changes that occurred subsequent to the last fiscal quarter of the year as follows:

There was no change in the Company’s internal control over financial reporting that was identified in connection with such evaluation that occurred during the last fiscal quarter covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

9.	Please address the above comments in your interim filings as well.

Response:

We will address each of the above comments in our future interim filings.

Note 1.  Significant Accounting Policies

Newly Adopted Accounting Standards, page 7

10.	Please expand your disclosures related to the adoption of FIN 48 to address the following as required by paragraphs 20 and 21 of FIN 48:

•	Please disclose your policy for classifying interest and penalties on your statements of operations;
•
Please disclose any unrecognized tax benefits on the date of adoption as well as the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of the date of adoption;

•	Please disclose the total amount of accrued interest and penalties recognized as of the date of adoption;
•
Please provide the disclosures required by paragraph 21(d) for any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date; and

•	Please disclose any material changes to any of the above items in subsequent interim periods.

United States Securities and Exchange Commission
December 19, 2007

Response:

We will add disclosure similar to the following in future filings:

It is the Company’s policy to classify in the financial statements accrued interest and penalties attributable to a tax position as income taxes.

There were no unrecognized tax benefits at the date of adoption of FIN 48, and there were no unrecognized tax benefits at September 30, 2007.

The other disclosures indicated above are not applicable to us at this time, but we will continue to evaluate the applicability in future filings.

Item 4.  Controls and Procedures, page 19

11.
You state that your principal executive and principal financial officers have concluded that disclosure controls and procedures were effective for the purpose for which they were designed as of the end of such period.  The first sentence of your paragraph explains what disclosure controls and internal controls are designed to do but does not refer to the complete definition of disclosure controls and procedures.  Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures.  Alternatively, in a similar manner to your Form 10-K for the year ended December 31, 2006, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

In our future filings, we will provide the complete definition of controls and procedures by adding the second sentence below that is included in Exchange Act Rules 13a-15(e) and 15d-15(e) (the first sentence of our disclosure has been modified to define the Securities Exchange Act of 1934 as the “Act”) :

The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934 (the “Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports the Company files or submits under the Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

United States Securities and Exchange Commission
December 19, 2007

*   *   *   *

In connection with responding to the Staff’s comments, we provide you with the following statements acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Kindly direct any questions regarding this letter to me at (203) 327-7050.

Sincerely,

/s/ Ann B. Ruple

Ann B. Ruple
Chief Financial Officer,
Vice President & Treasurer

cc:         Nudrat Salik, Staff Accountant